October 31, 2019

Fong Kheong
Chief Executive Officer
Phoenix Plus Corp.
17/F, The Workstation, 43-45, Lyndhurst Terrace
Central, Hong Kong

       Re: Phoenix Plus Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 17, 2019
           File No. 333-233778

Dear Mr. Kheong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2019 letter.

Form S-1/A Filed October 17, 2019

Exhibits
Exhibit 23.1, page 1

1. Please obtain a currently dated consent from your auditors and include it with your next filing amendment.
General

2. We note your response to comment eight in our letter dated October 11, 2019 and we are unable to agree with your analysis. We do not believe that the activities described constitute more than nominal operations and you have had minimal revenue.
        Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities
 Fong Kheong
Phoenix Plus Corp.
October 31, 2019
Page 2
         Act. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.
3. We note your response to comment nine in our letter dated October 11, 2019. Please disclose the selling shareholder's prospectus delivery requirements. You may contact Tracie Mariner at (202) 551-3744 or Terence O'Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202)
551-3754 with any other questions.



FirstName LastNameFong Kheong                                 Sincerely,
Comapany NamePhoenix Plus Corp.
                                                              Division of
Corporation Finance
October 31, 2019 Page 2                                       Office of
Manufacturing
FirstName LastName